July 22, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3561

Attn: Julie F. Rizzo, Dana Brown, Heather Clark and Linda Cvrkel

RE:	Edgen Murray Corporation
Amendment No. 3 to the Registration Statement on Form S-4
File No. 333-165928

Ladies and Gentlemen:

Edgen Murray Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its registration statement on Form S-4 (Registration No. 333-165928) (the “Registration Statement”), including the prospectus contained therein (the “Prospectus”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated July 12, 2010 from Ms. Julie F. Rizzo to Mr. Daniel J. O’Leary. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We also include certain supplemental information requested by the Staff as an exhibit to this letter. In addition, we also include a marked copy of Amendment No. 3 showing changes made from the previously filed Registration Statement to aid the Staff’s review. All page numbers in our responses refer to the marked copy of Amendment No. 3.

General

1.	We note your response to our prior comment one. Please provide a supplemental letter including all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters, including a representation that:

With respect to any Broker-dealer that participates in the exchange offer with respect to Initial Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

Securities and Exchange Commission

July 22, 2010

Response:

In accordance with the Staff’s comment, the Company has amended its supplemental letter as requested. The Company has provided, concurrently with this response letter, its amended supplemental letter. The Company has also revised its letter of transmittal, filed concurrently with this response letter as Exhibit 99.1 to the Registration Statement, to include the additional representation referenced above.

Prospectus

Cautionary Note Regarding Forward-Looking Statements, page iv

2.	We note your response to our prior comment five. Please revise the last sentence of the first paragraph to clarify that the Private Securities Litigation Reform Act of 1995 does not apply to any forward-looking statement contained in this prospectus and not just those statements made in connection with the offer to exchange the outstanding notes pursuant to this prospectus.

Response:

In accordance with the Staff’s comment, the Company has revised the disclosure on page iv.

Beneficial Ownership, page 108

3.	Please update this section as of the most recent practicable date.

In accordance with the Staff’s comment, the Company has updated the Beneficial Ownership table on page 108 to include ownership information as of the most recent practicable date.

Response:

4.	We note your response to our prior comment 13 and reissue our comment. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by all legal entities. Alternatively, please advise as to why you have provided all of the information required by Item 403 of Regulation S-K. Refer to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Response:

The Company believes that it is required by Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act to provide information to the extent known by it. The Company has included in the “Beneficial Ownership” section information to the extent contained within the Company’s records or within statements filed with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act. In addition, the Company has again contacted representatives of the holders for additional information. Two such holders have provided some additional information and the Company has revised the Registration Statement to include such additional information. The other holder has not provided any additional information. Accordingly, the Company respectfully submits that it has provided all of the information required by Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Securities and Exchange Commission

July 22, 2010

The Exchange Offer, page 113

Expiration Date; Extensions; Amendments; Termination, page 114

5.	Please revise this section to clarify that you will not delay acceptance of any initial notes for general legal compliance absent an extension of the offer or please advise.

Response:

In response to the Staff’s comment, the disclosure on page 114 has been revised to indicate that the Company will not delay acceptance of any initial notes for general legal compliance absent an extension of the exchange offer.

6.	We note your response to our prior comment 15. Please revise your disclosure to indicate that, in the event of a material change in the offer, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change even if not required by the Exchange Act.

Response:

In response to the Staff’s Comment, the disclosure on page 114 has been revised as requested.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 117

7.	Please revise this section to clarify the obligations of broker-dealers that you will not waive.

Response:

In response to the Staff’s Comment, the disclosure on page 117 has been revised to clarify the obligations of broker-dealers that the Company will not waive.

Part II

Exhibit 5.1

8.	Please revise the first sentence of your opinion to remove any inference that only Amendment No. 1 was filed as of the date of your opinion or please advise.

Response:

In response to the Staff’s Comment, Exhibit 5.1 has been revised as requested.

Securities and Exchange Commission

July 22, 2010

9.	We note your response to our prior comment 17. The legal assumption that “the Exchange Notes have been duly authorized by the Company” is a legal conclusion that should be opined upon by legal counsel. An opinion may refer to another that opines that such is the case, but it may not make this assumption. Please revise.

Response:

In response to the Staff’s comment, Exhibit 5.1 to the Registration Statement has been revised to explicitly state that Dechert LLP is relying upon the opinions of Brownstein Hyatt Farber Schreck, LLP, Nevada counsel to the Company, with respect to matters governed by Nevada law.

10.	We note your response to our prior comment 19 and we reissue our comment. Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determinations interpreting those laws. Additionally, please advise as to why you refer to the Delaware General Corporation Law in your response when the opinion refers to the Delaware Revised Uniform Limited Partnership Act.

Response:

In response to the Staff’s comment, Dechert LLP confirms that the reference and limitation to the Delaware Revised Uniform Limited Partnership Act in its opinion included as Exhibit 5.1 to the Registration Statement includes Delaware law, including all applicable statutory provisions, the rules and regulations underlying those provisions and all applicable judicial and regulatory determinations interpreting those laws currently in effect. The reference to the Delaware General Corporation Law in response to prior comment 19 was a typographical error.

Exhibit 5.2

11.	We note your assumption in the last sentence of the second paragraph that “the terms of such issuance will be in compliance with applicable laws.” We view this statement as a legal conclusion that should be opined upon by legal counsel. Alternatively, please explain how this assumption is a factual conclusion and not a legal conclusion.

Response:

Securities and Exchange Commission

July 22, 2010

In response to the Staff’s comment, Exhibit 5.2 to the Registration Statement has been revised to remove the above-referenced assumption.

12.	We note your response to our prior comment 21. The penultimate paragraph states that “[t]he opinions expressed herein are based upon the applicable laws of the State of Nevada and the facts in existence on the date hereof.” Please remove language limiting the opinion to a date prior to effectiveness or confirm that you will re-file your opinion on the date of effectiveness.

Response:

In response to the Staff’s comment, Exhibit 5.2 to the Registration Statement has been revised to remove the above-referenced language.

If you have any questions, please feel free to contact the undersigned at 215.994.2757. Thank you for your cooperation and attention to this matter.

Sincerely,

Eric S. Siegel

Exhibits (via overnight delivery)

cc:	Daniel J. O’Leary
David L. Laxton, III